82-3277

RECEIVED
2005 SEP 12 P 4:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

TESCO

PRESS RELE[redacted]

05011103

31 August 2005

TESCO ANNOUNCES OFFER FOR 30 FORMER BP/SAFEWAY PETROL STATIONS FROM WM MORRISON

Tesco today announced that it has made an offer to acquire up to 30 former BP/Safeway petrol stations from Wm Morrison, subject to BP pre-emption rights on 12 petrol stations. This is a small deal that will allow Tesco to convert freehold sites in good locations, with new and conforming forecourts and shops, to its Express convenience format.

The stores are complementary to Tesco's existing Express network and will bring the Tesco shopping experience to more local neighbourhoods across the country. Customers will benefit from lower prices and improved choice, range and service in the growing convenience market.

This asset deal is part of a series of Morrison disposals following on from the Morrison/Safeway merger and will be subject to Office of Fair Trading clearance.

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PROCESSED
SEP 12 2005
THOMSON FINANCIAL

For further information please contact:

Press	Julie Chadwick	01992 646 143
Investor Relations	Steve Webb	01992 644 800

Notes for editors:

The UK convenience market is valued at around £24billion. It is a fragmented market with over 50,000 stores.

Following the acquisition Tesco's share of the convenience market will be around 6% measured on sales.

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